**Form SBSE-A Amendment**

**Filing Date: October 20, 2023**

**Summary of Changes:**

1. Added a new MBL Principal – David Whiteing to Schedule A.
    1. Schedule B, Section II, Item 14 updated.
    2. Total Number of Principals (Applicant Data Page 3, Question 18) changed to 18.
2. Updated NFA 7R at request of SEC
    1. In relation to filing made on September 13, 2023, accepted October 16, 2023.